ANSLOW & JACLIN

June 9, 2010

John Stickel, Attorney-Advisor

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:

DE Acquisition 1, Inc.

Amendment No. 1 to the Registration Statement on Form 10

Filed May 19, 2010

File No. 000-53924

DE Acquisition 2, Inc.

File No. 000-53925

DE Acquisition 3, Inc.

File No. 000-53926

DE Acquisition 4, Inc.

File No. 000-53927

DE Acquisition 5, Inc.

File No. 000-53928

DE Acquisition 6, Inc.

File No. 00-53929

Dear Mr. Stickel:

We represent the above referenced companies. We are in receipt of your letter dated June 3, 2010 and have discussed same with our clients.  The following sets forth the responses to same:

1.

We note your response to our prior comment 2 and reissue.  It remains unclear why it is necessary, under the circumstances, to file six separate registration statements for entities that do not have current plans to enter into a business combination or acquisition.  Please consider withdrawing the registration statements for DE Acquisitions 2 through 6 and refilling when circumstances warrant.

Answer:

Ruth Shepley, the President of the companies has considered withdrawing some of the registration statements since she does not have any specific current plans to enter into a business combination. However Ms. Shepley does believe that they are a number of companies that are looking for potential business combinations with a reporting company as part of a financing.   Therefore Ms. Shepley would like to have a number of reporting companies available in case more than one potential acquisition candidate becomes available.  She has advised us that she is willing to pay the costs involved to keep the companies current for as long as it takes to find a transaction for the companies.  Based upon same the President does not want to withdraw the additional registration statements at this time.

195 Route 9 South, 2nd Floor, Manalapan, NJ 07726 Tel 732 409 1212 Fax 732 577 1188

1350 Avenue of the Americas, 3rd Floor, New York, NY 10019 Tel 646 837 8754 Fax 646 619 4494

anslowlaw.com

ANSLOW & JACLIN

In addition, as discussed we have represented a number of other similar type entities which have filed multiple Form 10s.  Further information regarding these companies can be provided by us if necessary.

Risk Factors

There is currently no trading market for our common stock, page 5

2.

Please revise to delete the phrase “our current” from the second to last paragraph of this risk factor.

Answer:

This phrase has been deleted from this paragraph.

Item 5. Directors and Executive Officers, page 9

3.

We note your response to our prior comment 6 and reissue.  Please revise to provide complete disclosure of Ms. Shepley’s business experience for the past five years, including dates.  Also, identify the other businesses owned and operated by Ms. Shepley during the last five years, briefly describe the nature of her responsibility to the other businesses, and discuss briefly the size of the operation supervised.  Please advise whether there has been any relationship between Ms. Shepley and Cruisestock Inc. (now known as Brookside Technology Holdings, Corp.) and between Ms. Shepley and Venture Fund I, and if so revise your disclosure accordingly.

Answer:

This section has been revised to provide complete disclosure of Ms. Shepley’s business experience for the past five years, including dates. This section has been revised to disclose that Ms. Shepley was the President and sole director of Cruisestock Inc. from December 12, 2006 to February 1, 2007 as well as the President and sole director of Venture Fund I, Inc. from August 24, 2004 (inception) to May 25, 2006.

The Company further acknowledges the following:

•

The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/ Anslow & Jaclin, LLP

195 Route 9 South, 2nd Floor, Manalapan, NJ 07726  Tel 732 409 1212  Fax 732 577 1188

1350 Avenue of the Americas, 3rd  Floor, New York, NY 10019  Tel 646 837 8754 Fax 646 619 4494

anslowlaw.com